EX-99.77C VOTES


SUB-ITEM 77C:  MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

(a) A special meeting of shareholders of the Eastern European Fund was held August 12, 2002.

(b)  Not applicable

(c) Shareholders voted on a proposal to change the fund's classification under the Investment Company Act of 1940, as amended, from diversified to nondiversified. The proposal was approved by more than 67 percent of the shares represented at the meeting.

     Shares represented at the meeting: 328,530.9775 shares (50.2857% of outstanding shares)

     Affirmative votes cast:            281,939.9510 shares (85.3307% of quorum)

     Negative votes cast:               32,842.5780 shares (4.7293% of quorum)

(d)  Not applicable.